UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 3)

NovaGold Resources Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66987E206

(CUSIP Number)

Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 66987E206

1	NAMES OF REPORTING PERSON–I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barrick Gold Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WK, BK, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 13,583,602
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 13,583,602
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,583,602
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

This Amendment No. 3 (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 1, 2006, as amended and supplemented by Amendment No. 41 to the Schedule TO filed on December 7, 2006 and Amendment No. 42 to the Schedule TO filed on December 12, 2006 (as so amended, the “Schedule 13D”), by Barrick Gold Corporation, a corporation incorporated under the laws of the Province of Ontario (“Barrick”).

Capitalized terms used herein and not defined have the respective meanings assigned to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following:

Barrick continues to review and monitor its options and alternatives with respect to its ownership of Common Shares in light of all relevant factors from time to time, including general market conditions, prevailing market prices for the Common Shares, the business and prospects of NovaGold and alternative investment opportunities available to Barrick.  In light of prevailing factors, Barrick currently intends to explore opportunities to dispose of all or a portion of the Common Shares owned by it in the open market, through negotiated or private transactions or otherwise, in each case on such terms and at such times as Barrick may deem advisable.  In the future, as a result of such review and monitoring and relevant factors that may prevail from time to time, Barrick may cease its exploration of opportunities to dispose of Common Shares, terminate or temporarily suspend any sales activities in which it is engaged or may acquire additional Common Shares or Warrants or dispose of Common Shares or Warrants at any time and from time to time, in each case in the open market, through negotiated or private transactions or otherwise, and in each case on such terms and at such times as Barrick may deem advisable.

Item 7.  Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented by adding the following:

Exhibit No.	Exhibit Name

99-9	Press Release, dated April 5, 2007

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 9, 2007

                        BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman
Name:	Sybil E. Veenman
Title:	Vice President, Assistant General Counsel and Secretary

EXHIBIT INDEX

Exhibit	Description
99-9	Press release, dated April 5, 2007